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                                  EXHIBIT 11.1

              Statement Regarding Computation of Per Share Earnings
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Computation of Earnings Per Share
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The following formula was used to calculate the earnings per share, page 21,
Consolidated Statements of Income for the year ended December 31, 2001, 2000 and 1999, included in this report as Exhibit 13.1.

             (Calculation)                                        (Ratio)

Net Income / Weighted average shares of common stock outstanding for the period = Earnings Per Share

                                           December 31,
                                2001          2000           1999
                              -------        -------       -------
Weighted Average
Shares Outstanding             1,538,443      1,538,443     1,538,443

Net Income                    $2,412,403     $2,325,906    $2,450,381

Per Share Amount              $     1.57     $     1.51    $     1.59

No common stock equivalents exist.